CONE MILLS CORPORATION

                              3101 NORTH ELM STREET

                               GREENSBORO, NC 27408



                               June 16, 2000


VIA EDGAR

Securities and Exchange Commission

450 5th ST NW
Washington, D.C. 20001

RE:      Cone Mills Corporation (the "Registrant") - Form 11K
         The 401(k) Program of Cone Mills Corporation
         Cone Mills Corporation Employee Equity Plan

Gentlemen:

On behalf of the Registrant and pursuant to Rule 15d of the Securities Exchange Act of 1934. I hereby file the annual report on Form 11-K of Cone Mills Corporation The 401(k) Program of Cone Mills Corporation/Cone Mills Corporation Employee Equity Plan.

These reports are being transmitted by EDGAR pursuant to General Instruction E of Form 11-K and Rule 101(b)(3) of Regulation S-T.

If there are any questions or comments regarding the contents of the materials in this transmission, please contact the undersigned, telephone 336.379.6568.

Sincerely,

CONE MILLS CORPORATION

/s/     Neil W. Koonce
Title:  Vice President, General Counsel and Secretary

Enclosures

c:  Schell Bray Aycock Abel & Livingston, LLP (w/enclosures)
    McGladrey & Pullen, LLP (w/enclosures)
    New York Stock Exchange (w/enclosures)

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 1999

                                    OR

(   ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from          to

Commission file number 1-3634

A. Full title of the plan and the address of the plan, if different from that of the issuer named above:

                  The 401(k) Program of Cone Mills Corporation

                   Cone Mills Corporation Employee Equity Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.


                          CONE MILLS CORPORATION
                           3101 North Elm Street
                           Greensboro, NC 27408

                            THE 401(k) PROGRAM

                         OF CONE MILLS CORPORATION

                              FINANCIAL REPORT

                              DECEMBER 31, 1999

                                 Contents

INDEPENDENT AUDITOR'S REPORT                                              1

FINANCIAL STATEMENTS

  Statements of net assets available for benefits                       2-3
  Statements of changes in net assets available for benefits            4-5
  Notes to financial statements                                        6-12

                             McGLADREY & PULLEN, LLP

                            CERTIFIED PUBLIC ACCOUNTS

                           INDEPENDENT AUDITOR'S REPORT

To the Advisory Committee
The 401(k) Program
  of Cone Mills Corporation
Greensboro, North Carolina

We have audited the accompanying statements of net assets available for benefits of The 401(k) Program of Cone Mills Corporation (Plan #003) as of December 31, 1999, and 1998, and the related statements of changes in net assets available for benefits for the year ended December 31, 1999 and for the period June 1, 1998 through December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The 401(k) Program of Cone Mills Corporation as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 and the period June 1, 1998 through December 31, 1998 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available and changes in net assets available of each fund. The Fund Information has been subject to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP
McGLADREY & PULLEN, LLP

Greensboro, North Carolina
April 27, 2000

The 401(k) Program of Cone Mills Corporation

Statement of Net Assets Available for Benefits
With Fund Information
December 31, 1999

                                       ------------------------------------------------------------------
                                                      Vanguard      Vanguard      Vanguard     Vanguard
                                        Vanguard     International LifeStrategy   Small-Cap   Total Bond
                                        500 Index      Growth       Moderate        Index     Market Index
                                          Fund          Fund       Growth Fund      Fund         Fund
---------------------------------------------------------------------------------------------------------
Assets:
     Investments, at fair value,
          trust funds (Note 6)        $  1,522,991 $     224,416 $     113,336 $     216,861 $   444,857
                                      -------------------------------------------------------------------

Receivables:
     Employer contributions                  1,432           211           107           204         418
     Employee contributions                  4,766           703           355           678       1,392
                                      -------------------------------------------------------------------
                                      -------------------------------------------------------------------
                                             6,198           914           462           882       1,810
                                      -------------------------------------------------------------------
            Total assets              $  1,529,189 $     225,330 $     113,798 $     217,743   $ 446,667
                                      =============--====================================================

Net assets available for benefits:
     Amounts allocated to persons
         who have withdrawn from
         participation in the
         earnings and operations
         of the Plan                  $    416,598 $      61,386 $      31,002 $      59,320 $   121,686
     Other                               1,112,591       163,944        82,796       158,423     324,981
                                      -------------------------------------------------------------------

                                      $  1,529,189 $     225,330 $     113,798 $     217,743 $   446,667
                                      ===================================================================

                                      ---------------------------------------------------------------------------------

                                                                    Vanguard
                                        Vanguard      Vanguard     Retirement
                                        US Growth    Wellington      Savings     Cone Mills   Participant
                                          Fund          Fund          Trust      Stock Fund     Loans         Total
-----------------------------------------------------------------------------------------------------------------------
Assets:
     Investments, at fair value,
          trust funds (Note 6)        $ 24,913,016 $   9,198,095 $   9,468,413 $   9,464,296 $   679,840 $  56,246,121
                                      ---------------------------------------------------------------------------------

Receivables:
     Employer contributions                 23,424         8,648         8,902         8,899      --            52,245
     Employee contributions                 77,959        28,783        29,629        29,616      --           173,881
                                      ---------------------------------------------------------------------------------
                                           101,383        37,431        38,531        38,515      --           226,126
                                      ---------------------------------------------------------------------------------

            Total assets              $ 25,014,399 $   9,235,526 $   9,506,944 $   9,502,811   $ 679,840 $  56,472,247
                                      =================================================================================

Net assets available for benefits:
     Amounts allocated to persons
         who have withdrawn from
         participation in the
         earnings and operations
         of the Plan                  $  6,814,691 $   2,516,041 $   2,589,984 $   2,588,858 $    --     $  15,199,566
     Other                              18,199,708     6,719,485     6,916,960     6,913,953     679,840    41,272,681
                                      ---------------------------------------------------------------------------------
                                      $ 25,014,399 $   9,235,526 $   9,506,944 $   9,502,811 $   679,840 $  56,472,247
                                      =================================================================================

See Notes to Financial Statements.

The 401(k) Program of Cone Mills
Corporation

Statement of Net Assets Available for Benefits
With Fund Information
December 31, 1998

                                       ------------------------------------------------------------------
                                                      Vanguard      Vanguard      Vanguard     Vanguard
                                        Vanguard     International LifeStrategy   Small-Cap   Total Bond
                                        500 Index      Growth       Moderate        Index     Market Index
                                          Fund          Fund       Growth Fund      Fund         Fund
---------------------------------------------------------------------------------------------------------
Assets:
     Investments, at fair value,
          trust fund (Note 6)         $    617,077 $      42,743 $      46,581 $      31,344 $   855,041
                                      -------------------------------------------------------------------

Receivables:
     Employer contributions                  3,438           484           346           375         754
     Employee contributions                 11,464         1,615         1,155         1,249       2,515
                                      -------------------------------------------------------------------
                                            14,902         2,099         1,501         1,624       3,269
                                      -------------------------------------------------------------------

            Total assets              $    631,979 $      44,842 $      48,082 $      32,968   $ 858,310
                                      ===================================================================

Net asssets available for benefits:
     Amounts allocated to persons
         who have withdrawn from
         participation in the
         earnings and
         operations of the Plan       $     23,929 $         827 $     --      $       1,100 $    --
     Other                                 608,050        44,015        48,082        31,868     858,310
                                      -------------------------------------------------------------------
                                      $    631,979 $      44,842 $      48,082 $      32,968 $   858,310
                                      ===================================================================

                                      ---------------------------------------------------------------------------------
                                                                    Vanguard
                                        Vanguard      Vanguard     Retirement
                                        US Growth    Wellington      Savings     Cone Mills   Participant
                                          Fund          Fund          Trust      Stock Fund     Loans         Total
-----------------------------------------------------------------------------------------------------------------------
Assets:
     Investments, at fair value,
          trust fund (Note 6)         $ 24,178,515 $  11,312,650 $   8,105,570 $  12,300,898 $   395,413 $  57,885,832
                                      ---------------------------------------------------------------------------------

Receivables:
     Employer contributions                 33,700        13,664         8,347        18,472          --        79,580
     Employee contributions                112,375        45,563        27,832        61,598          --       265,366
                                      ---------------------------------------------------------------------------------
                                           146,075        59,227        36,179        80,070          --       344,946
                                      ---------------------------------------------------------------------------------

            Total assets              $ 24,324,590 $  11,371,877 $   8,141,749 $  12,380,968   $ 395,413 $  58,230,778
                                      =================================================================================

Net asssets available for benefits:
     Amounts allocated to persons
         who have withdrawn from
         participation in the
         earnings and
         operations of the Plan       $  2,376,093 $   1,745,903 $   2,018,898 $   1,432,535 $        -- $   7,599,285
     Other                              21,948,497     9,625,974     6,122,851    10,948,433     395,413    50,631,493
                                      ---------------------------------------------------------------------------------
                                      $ 24,324,590 $  11,371,877 $   8,141,749 $  12,380,968 $   395,413 $  58,230,778
                                      =================================================================================

See Notes to Financial Statements.

The 401(k) Program of Cone Mills
Corporation

Statement of Changes in Net Assets Available for Benefits
With Fund Information
Year Ended December 31, 1999

                                       ------------------------------------------------------------------
                                                      Vanguard      Vanguard      Vanguard     Vanguard
                                        Vanguard     International LifeStrategy   Small-Cap   Total Bond
                                        500 Index      Growth       Moderate        Index     Market Index
                                          Fund          Fund       Growth Fund      Fund         Fund
                                      -------------------------------------------------------------------

Investments income (loss):
 Gain(loss) on sale of investments     $     27,051 $         545 $       3,361 $       2,291 $  (37,466)
 Unrealized appreciation (depreciation)
  in fair value of investments              153,453        27,260         5,606        15,711    (16,740)
 Dividends                                   22,152        11,114         4,988        18,759     44,002
 Interest                                        --            --            --            --         --
                                      -------------------------------------------------------------------
                                            202,656        38,919        13,955        36,761    (10,204)
                                      -------------------------------------------------------------------

Contributions:
 Employer                                    50,605         7,199         6,539         4,922      5,500
 Employee                                   216,539        26,878        35,345        18,845     33,578
 Participant loan repayments                  5,944           207         2,655           344        721
                                      -------------------------------------------------------------------
                                            273,088        34,284        44,539        24,111     39,799
                                      -------------------------------------------------------------------

Transfers with other funds                  601,977       120,418        34,082       160,012   (384,172)
                                      -------------------------------------------------------------------

    Total additions (reductions)          1,077,721       193,621        92,576       220,884   (354,577)
                                      -------------------------------------------------------------------

Benefits paid directly to participants      177,756        12,311        16,474        33,766     56,199
Participant loan withdrawals                  1,724           707        10,207         1,202        679
Other deductions                              1,031           115           179         1,141        188
                                      -------------------------------------------------------------------
          Total deductions                  180,511        13,133        26,860        36,109     57,066
                                      -------------------------------------------------------------------

       Net increase (decrease)              897,210       180,488        65,716       184,775   (411,643)

Net assets available for benefits:
 December 31, 1998                          631,979        44,842        48,082        32,968    858,310
                                      -------------------------------------------------------------------
 December 31, 1999                     $  1,529,189 $     225,330 $     113,798 $     217,743 $  446,667
                                      ===================================================================

                                      ---------------------------------------------------------------------------------
                                                                    Vanguard
                                        Vanguard      Vanguard     Retirement
                                        US Growth    Wellington      Savings     Cone Mills   Participant
                                          Fund          Fund          Trust      Stock Fund     Loans         Total
                                      ---------------------------------------------------------------------------------

Investments income (loss):
 Gain(loss) on sale of investments     $    433,428 $       8,136 $          -- $    (81,672) $        --  $    355,674
 Unrealized appreciation (depreciation)
  in fair value of investments            3,228,340     (444,976)            --   (2,306,526)          --       662,128
 Dividends                                1,256,834       865,671            --        8,889           --     2,232,409
 Interest                                        --            --       509,447           --       48,308       557,755
                                      ---------------------------------------------------------------------------------
                                          4,918,602       428,831       509,447   (2,379,309)      48,308     3,807,966
                                      ---------------------------------------------------------------------------------

Contributions:
 Employer                                   316,050       135,705        80,667       215,732         --        822,919
 Employee                                 1,109,166       470,445       265,500       644,845         --      2,821,141
 Participant loan repayments                 82,665        39,404        15,368        31,225   (178,533)            --
                                      ---------------------------------------------------------------------------------
                                          1,507,881       645,554       361,535       891,802   (178,533)     3,644,060
                                      ---------------------------------------------------------------------------------

Transfers with other funds               (1,942,277)   (1,543,173)    3,653,884      (700,751)        --             --
                                      ---------------------------------------------------------------------------------

     Total additions (reductions)         4,484,206      (468,788)    4,524,866   (2,188,258)   (130,225)     7,452,026
                                      ---------------------------------------------------------------------------------

Benefits paid directly to participants    3,549,804     1,572,470     3,125,095       586,122      43,410     9,173,407
Participant loan withdrawals                230,078        88,463        28,684        96,318    (458,062)           --
Other deductions                             14,515         6,630         5,892         7,459          --        37,150
                                      ---------------------------------------------------------------------------------

          Total deductions                3,794,397     1,667,563     3,159,671       689,899    (414,652)    9,210,557
                                      ---------------------------------------------------------------------------------

       Net increase (decrease)              689,809    (2,136,351)    1,365,195   (2,878,157)     284,427    (1,758,531)

Net assets available for benefits:
 December 31, 1998                       24,324,590    11,371,877     8,141,749   12,380,968      395,413    58,230,778
                                      ---------------------------------------------------------------------------------
 December 31, 1999                     $ 25,014,399 $   9,235,526 $   9,506,944 $  9,502,811 $    679,840 $  56,472,247
                                      =================================================================================

See Notes to Financial Statements.

The 401(k) Program of Cone Mills
Corporation

Statement of Changes in Net Assets Available for Benefits
With Fund Information
Period June 1, 1998 through December 31, 1998

                                      -------------------------------------------------------------------
                                                      Vanguard      Vanguard      Vanguard     Vanguard
                                        Vanguard     International LifeStrategy   Small-Cap   Total Bond
                                        500 Index      Growth       Moderate        Index     Market Index
                                          Fund          Fund       Growth Fund      Fund         Fund
                                      -------------------------------------------------------------------

Investments income (loss):
 Gain(loss) on sale of investments     $      (329) $         38 $       (220) $      (2,550)   $     14
 Unrealized appreciation
  (depreciation)
  in fair value of investments              83,508         2,273         3,251           131       6,609
 Dividends                                   5,729         5,071         1,510         2,297      22,449
 Interest                                       --            --            --            --          --
                                      -------------------------------------------------------------------
                                            88,908         7,382         4,541          (122)     29,072
                                      -------------------------------------------------------------------

Contributions:
 Employer                                   13,811         1,842         1,488          1,466      2,781
 Employee                                   45,892         7,047         5,076          5,328      9,276
 Participant loan repayments                   370            --            71             --         72
                                      -------------------------------------------------------------------
                                            60,073         8,889         6,635          6,794     12,129
                                      -------------------------------------------------------------------

Transfers:
 To merge net assets from Cone Mills
  Corporation Employee Equity
  Plan-Hourly (Note 2)                          --            --            --             --         --
 With other funds                          487,312        28,593        39,851         26,634    824,356
                                      -------------------------------------------------------------------
                                           487,312        28,593        39,851         26,634    824,356
                                      -------------------------------------------------------------------

           Total additions                 636,293        44,864        51,027         33,306    865,557
                                      -------------------------------------------------------------------

Benefits paid directly to participants          --            --            --             95         --
Participant loan withdrawals                 4,109            --         2,906             --      7,199
Other deductions                               205            22            39           243          48
                                      -------------------------------------------------------------------
          Total deductions                   4,314            22         2,945           338       7,247
                                      -------------------------------------------------------------------

       Net increase (decrease)             631,979        44,842        48,082        32,968     858,310
                                      -------------------------------------------------------------------

Net assets available for benefits:
 June 1, 1998                                   --            --            --            --          --
                                      -------------------------------------------------------------------
 December 31, 1999                    $    631,979 $      44,842 $      48,082 $      32,968 $   858,310
                                      ===================================================================



                                      ---------------------------------------------------------------------------------
                                                                    Vanguard
                                        Vanguard      Vanguard     Retirement
                                        US Growth    Wellington      Savings     Cone Mills   Participant
                                          Fund          Fund          Trust      Stock Fund     Loans         Total
                                      ---------------------------------------------------------------------------------

Investments income (loss):
 Gain(loss) on sale of investments    $     82,045 $   (147,247) $         --  $   (242,057) $        -- $   (310,306)
 Unrealized appreciation
  (depreciation)
 in fair value of investments            2,584,588     (786,718)           --    (8,528,272)          --   (6,634,630)
 Dividends                               1,516,106    1,226,690            --            --           --    2,779,852
 Interest                                       --           --       313,743            --        1,842      315,585
                                      ---------------------------------------------------------------------------------
                                         4,182,739      292,725       313,743    (8,770,329)       1,842   (3,849,499)
                                      ---------------------------------------------------------------------------------

Contributions:
 Employer                                  229,408       95,363        59,052       146,181           --      551,392
 Employee                                  884,632      350,723       213,516       447,871           --    1,969,361
 Participant loan repayments                 3,402        1,142           397         1,154       (6,608)          --
                                      ---------------------------------------------------------------------------------
                                         1,117,442      447,228       272,965       595,206       (6,608)   2,520,753
                                      ---------------------------------------------------------------------------------

Transfers:
 To merge net assets from Cone Mills
  Corporation Employee Equity
  Plan-Hourly (Note 2)                          --           --            --    21,632,540           --   21,632,540
 With other funds                         (578,654)    (886,957)      (17,433)       76,298           --           --
                                      ---------------------------------------------------------------------------------
                                          (578,654)    (886,957)      (17,433)   21,708,838           --   21,632,540
                                      ---------------------------------------------------------------------------------

           Total additions                4,721,527    (147,004)      569,275    13,533,715       (4,766)  20,303,794
                                      ---------------------------------------------------------------------------------

Benefits paid directly to participants    2,172,484   1,731,140     1,832,887     1,105,913           --    6,842,513
Participant loan withdrawals                205,068      90,454        47,845        42,598     (400,179)          --
Other deductions                              7,247       3,472         2,895         4,236           --       18,407
                                      ---------------------------------------------------------------------------------

          Total deductions                2,384,799   1,825,066     1,883,627     1,152,747     (400,179)   6,860,920
                                      ---------------------------------------------------------------------------------

       Net increase (decrease)            2,336,728  (1,972,070)   (1,314,352)   12,380,968      395,413   13,442,874
                                      ---------------------------------------------------------------------------------

Net assets available for benefits:
 June 1, 1998                            21,987,862  13,343,947     9,456,101            --           --   44,787,910
                                      ---------------------------------------------------------------------------------
 December 31, 1999                     $ 24,324,590 $11,371,877 $   8,141,749 $  12,380,968 $    395,413 $ 58,230,784
                                      =================================================================================

See Notes to Financial Statements.

THE 401(k) PROGRAM
OF CONE MILLS CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 1.  Significant Accounting Policies

Accounting principles and practices: The Plan's investments are held in a trust fund administered by The Vanguard Group, Inc. ("Vanguard"). The accounting records with respect to financial transactions are maintained by Vanguard. Vanguard invests the participant's accounts, as elected by the participant, among nine investment alternatives. Participants may change their investment options on a daily basis. The financial statements of the Plan are presented under the accrual method of accounting.

Note 2.  Description of the Plan

The Plan is a qualified, defined contribution plan which became effective on January 1, 1947 under the name Supplemental Retirement Plan of Cone Mills Corporation ("SRP"). In 1992, the Plan was amended effective January 1, 1993, to include hourly employees as members in the Plan and to cause other changes which updated and improved the Plan. In 1993, the Plan was amended effective January 1, 1994, to allow members to contribute up to 15% of adjusted total compensation on a before-tax (Section 401(k)) basis. The Supplemental Retirement Plan-Hourly became effective as of January 1, 1994, at which time all hourly employees transferred their account balances to this new plan. On June 1, 1998, the Cone Mills Corporation Employee Equity Plan ("EEP") was merged into the Plan with all of the EEP's net assets being transferred into the Plan at that date. Immediately thereafter, the EEP was terminated with the Plan being the survivor. On that same date, the Plan assumed its current name in conjunction with the change to Vanguard as Plan trustee and administrator.

Assets: Assets of the Plan are included with assets of "The 401(k) Program - Hourly of Cone Mills Corporation" in a master trust.

Eligibility: Salaried employees who have attained age 21 and have completed one year of service are eligible for the Plan.

Member contributions: Members may contribute from 2% to 15% of compensation on a before-tax (Section 401(k)) basis.

Company contributions: Matching contributions are required in an amount equal to 40% of each member's contributions not in excess of 6% of his compensation. Additional matching contributions may be made at the discretion of Cone Mills Corporation.

Benefits: The accumulated value of a member's individual account is paid after retirement or other separation from service.

Benefits are ordinarily paid in a lump-sum distribution in the year following the year of retirement

Benefits  (continued

or other termination of employment; however, installment distributions may be made at the election of the participant.

Member accounts: Individual accounts are maintained for each participant which record the accumulated value of Company contributions allocated to such participant, the participant's contributions and investment earnings thereon. Participants receive statements showing the value of their accounts quarterly.

Valuation of assets: The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash portion.) Participant loans are valued at cost which approximates fair value.

Vesting:  All members' accounts are 100% vested.

Investment alternatives: Participants must direct their salary deferral contributions to selected investments as made available and determined by the Plan Administrator. Participants may change their investment options any time throughout the year via direct phone or internet access to Vanguard. Each member has the following nine investment alternatives:

  Vanguard 500 Index Fund - Primarily invested in all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index.

  Vanguard   International  Growth  Fund  -  Primarily  invested  in  stocks  of high-quality, seasoned companies based outside the United States.

  Vanguard LifeStrategy Moderate Growth Fund - Primarily invested in a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund.

  Vanguard Small-Cap Index Fund - Primarily invested in a sample of small stocks in the Russell 2000 Index, an unmanaged index of smaller companies.

  Vanguard Total Bond Market Index Fund - Primarily invested in a sample of bonds in the unmanaged Lehman Brothers Aggregate Bond Index.

  Vanguard U.S. Growth Fund - Primarily invested in common stocks of various public companies.

  Vanguard Wellington Fund - Primarily invested in common and preferred stocks and corporate and government bonds.

  Vanguard  Retirement Savings  Trust-  Primarily   invested  in  fixed  income
securities such as investment contracts issued by insurance companies and commercial banks, interest-bearing accounts, certificates of deposit and money market investments.

  Cone Mills Stock Fund - Primarily invested in the common stock of Cone Mills Corporation.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Note 3.  Plan Termination

If the Plan is terminated, each member would be entitled to the total amount in his account, payable under the terms of the Plan.

Note 4.  Withdrawals and Loans From the Plan

Under the provisions of the Plan relating to financial hardship, a participant may receive an in-service withdrawal of funds from his plan account. Loans from the Plan are also permitted for up to 50% (maximum of $25,000) of the member's account balance.

Note 5.  Income Tax Status

The Plan is intended to meet the qualification requirements of Section 401(k) and related provisions of the Internal Revenue Code. As long as the Plan meets these requirements, the Plan will not be subject to income taxes and members will not recognize taxable income for federal income tax purposes upon receipt to their individual accounts of contributions, dividends, interest or investment gains. Taxation of the amounts credited to a member's individual account is deferred until the member receives a distribution. The Plan has received a determination letter from the Internal Revenue Service affirming that the Plan is a qualified trust exempt from income taxes.

Note 6.  Investments

The following tables present the cost and fair values of the Plan's investments at December 31, 1999 and 1998, respectively:

                                                                                     1999

                                                                            Cost             Fair Value

Vanguard Funds:
*500 Index ($135.33/unit; 11,253.908 units)                           $  1,323,986          $  1,522,991
*International Growth ($22.49/unit;
    9,978.467 units)                                                       195,635               224,416
*LifeStrategy Moderate Growth ($18.18/unit;
    6,234.105 units)                                                       104,968               113,336
*Small-Cap Index ($23.60/unit; 9,189.040 units)                            201,662               216,861
*Total Bond Market Index ($9.56/unit; 46,533.201
    units)                                                                 460,791               444,857
*U.S. Growth ($43.53/unit; 572,318.317 units)                           19,702,730            24,913,016
*Wellington ($27.96/unit); 328,973.360 units)                           10,207,698             9,198,095
*Vanguard Retirement Savings Trust ($1.00/unit;
    9,468,413 units)                                                     9,468,413             9,468,413
*Cone Mills Stock Fund ($4.37/unit;2,165,742.679
    units)                                                              14,254,224             9,464,296
*Participant Loans                                                         679,840               679,840
                                                                        ----------            ----------
                                                                      $ 56,599,947          $ 56,246,121
                                                                        ==========            ==========
* Designates party-in-interest

                                                                                     1998

                                                                             Cost            Fair Value

Vanguard Funds:
*500 Index ($113.95/unit; 5,415.333 units)                            $    533,569          $    617,077
*International Growth ($18.77/unit;
    2,277.224 units)                                                        40,470                42,743
*LifeStrategy Moderate Growth ($16.86/unit;
    2,762.806 units)                                                        43,330                46,581
*Small-Cap Index ($21.20/unit; 1,478.476 units)                             31,213                31,344
*Total Bond Market Index ($10.27/unit; 83,256.157
    units)                                                                 848,432               855,041
*U.S. Growth ($37.49/unit; 644,932.384 units)                           21,593,927            24,178,515
*Wellington ($29.35/unit); 385,439.530 units)                           12,099,368            11,312,650
*Vanguard Retirement Savings Trust ($1.00/unit;
    8,105,570 units)                                                     8,105,570             8,105,570
*Cone Mills Stock Fund ($5.50/unit; 2,236,526.926
    units)                                                              15,149,432            12,300,898
*Participant Loans                                                         395,413               395,413
                                                                        ----------            ----------
                                                                      $ 58,840,724          $ 57,885,832
                                                                        ==========            ==========
*Designates party-in-interest

The following tables present the realized gains (losses) on investments for the years ended December 31, 1999 and 1998, respectively, using the average cost method for determining the cost of the investments sold:


                                                                               1999

                                                          Proceeds             Cost               Gain(Loss)
                                                          --------           -------              ----------

Vanguard 500 Index Fund                               $  1,675,427       $  1,648,376           $  27,051
Vanguard International Growth Fund                          60,979             60,434                 545
Vanguard LifeStrategy Moderate
    Growth Fund                                            265,877            262,516               3,361
Vanguard Small-Cap Index Fund                               45,454             43,163               2,291
Vanguard Total Bond Market Index
    Fund                                                   881,994            919,460             (37,466)
Vanguard U.S. Growth Fund                               10,042,985          9,609,557             433,428
Vanguard Wellington Fund                                 4,697,293          4,689,157               8,136
Vanguard Retirement Savings Trust                        8,557,908          8,557,908                   -
Cone Mills Stock Fund                                    3,694,116          3,775,788             (81,672)
                                                        ----------         ----------             -------
                                                      $ 29,922,033       $ 29,566,359           $ 355,674
                                                        ==========         ==========             =======

                                                                                1998

                                                          Proceeds              Cost            Gain(Loss)
                                                          --------             ------           ----------

Vanguard 500 Index Fund                               $     12,024       $     12,353           $   ( 329)
Vanguard International Growth Fund                           1,321              1,283                  38
Vanguard LifeStrategy Moderate
  Growth Fund                                                3,945              4,165                (220)
Vanguard Small-Cap Index Fund                               11,168             13,718              (2,550)
Vanguard Total Bond Market Index
  Fund                                                      19,600             19,586                  14
Vanguard U.S. Growth Fund                                4,721,591          4,639,546              82,045
Vanguard Wellington Fund                                 3,300,296          3,447,543            (147,247)
Vanguard Retirement Savings Trust                        4,331,889          4,331,889                   -
Cone Mills Stock Fund                                    1,656,605          1,898,662            (242,057)
                                                        ----------         ----------            ---------
                                                      $ 14,058,439       $ 14,368,745           $(310,306)
                                                        ==========         ==========            =========


The following tables present the unrealized appreciation (depreciation) on investments as of June 1, 1998, December 31, 1998 and December 31, 1999, and the increases (decreases) in unrealized appreciation (depreciation) for the periods therein:


                                                         Unrealized            Increase            Unrealized
                                                        Appreciation        (Decrease) in         Appreciation
                                                       (Depreciation)         Unrealized         (Depreciation)
                                                        December 31,         Appreciation         December 31,
                                                           1998             (Depreciation)            1999
                                                        -------------        --------------      --------------
Vanguard 500 Index Fund                              $         87,156    $          153,453    $        240,609
Vanguard International Growth Fund                              9,860                27,260              37,120
Vanguard LifeStrategy Moderate Growth Fund                      2,623                 5,606               8,229
Vanguard Small-Cap Index Fund                                   6,343                15,711              22,054
Vanguard Total Bond Market Index Fund                         (16,299)              (16,740)            (33,039)
Vanguard U.S. Growth Fund                                     228,463             3,228,340           3,456,803
Vanguard Wellington Fund                                      (12,297)             (444,976)           (457,273)
Vanguard Retirement Savings Trust                                   -                     -                   -
Cone Mills Stock Fund                                        (140,763)           (2,306,526)         (2,447,289)
Participant Loans                                                   -                     -                   -
                                                     -----------------------------------------------------------
                                                     $        165,086    $          662,128    $         827,214
                                                     ===========================================================

                                                                              Increase             Unrealized
                                                         Unrealized         (Decrease) in         Appreciation
                                                        Appreciation         Unrealized          (Depreciation)
                                                       (Depreciation)       Appreciation          December 31,
                                                        June 1, 1998       (Depreciation)             1998
                                                     -----------------------------------------------------------
Vanguard 500 Index Fund                              $          3,648    $           83,508    $          87,156
Vanguard International Growth Fund                              7,587                 2,273                9,860
Vanguard LifeStrategy Moderate Growth Fund                       (628)                3,251                2,623
Vanguard Small-Cap Index Fund                                   6,212                   131                6,343
Vanguard Total Bond Market Index Fund                         (22,908)                6,609              (16,299)
Vanguard U.S. Growth Fund                                  (2,356,125)            2,584,588              228,463
Vanguard Wellington Fund                                      774,421              (786,718)             (12,297)
Vanguard Retirement Savings Trust                                   -                     -                    -
Cone Mills Stock Fund                                       8,387,509            (8,528,272)            (140,763)
Participant Loans                                                   -                  -                       -
                                                     -----------------------------------------------------------
                                                     $      6,799,716    $       (6,634,630)   $         165,086
                                                     ===========================================================

The following table details the number of participants in each investment program as of December 31, 1999 and 1998, respectively:


                                                                1999              1998
                                                                ----             -----
Vanguard 500 Index Fund                                          108                60
Vanguard International Growth Fund                                30                18
Vanguard Life Strategy Moderate Growth Fund                       25                15
Vanguard Small-Cap Index Fund                                     30                17
Vanguard Total Bond Market Index Fund                             29                24
Vanguard U.S. Growth Fund                                        658               734
Vanguard Wellington Fund                                         501               597
Vanguard Retirement Savings Trust                                609               424
Cone Mills Stock Fund                                            369               707

Note 7. Reconciliation of Differences Between These Financial Statements and the Financial Information Required on Form 5500

                                                                                         December 31,
                                                                                  1999              1998
                                                                                  -----            -----
Net assets available for benefits as presented
  in these financial statements                                          $      56,472,247     $  58,230,778
Adjustment of benefits payable                                                 (15,199,566)       (7,599,285)
                                                                         ---------------------------------------
Net assets available for benefits as presented
  in Form 5500                                                           $      41,272,681     $  50,631,493
                                                                         =======================================
Net decrease in net assets available for benefits
  as presented in these financial statements                             $      (1,758,531)
Adjustment of benefits paid                                                     (7,600,281)
                                                                         -------------------
Net decrease in net assets available for benefits
  as presented in Form 5500                                              $      (9,358,812)
                                                                         ===================


                             CONE MILLS CORPORATION

                              EMPLOYEE EQUITY PLAN

                                FINANCIAL REPORT

                                  JUNE 1, 1998

                               Contents

 INDEPENDENT AUDITOR'S REPORT                                        1

 FINANCIAL STATEMENTS

   Statement of financial condition                                  2

   Statements of income and changes in plan equity                   3

   Notes to financial statements                                   4-6

                             McGLADREY & PULLEN, LLP

                          CERTIFIED PUBLIC ACCOUNTANTS

                          INDEPENDENT AUDITOR'S REPORT

To the Advisory Committee
Cone Mills Corporation

  Employee Equity Plan
Greensboro, North Carolina

We have audited the accompanying statement of financial condition of the Cone Mills Corporation Employee Equity Plan as of June 1, 1998, and the related statements of income and changes in plan equity for the period January 1, 1998 through June 1, 1998 and the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Cone Mills Corporation Employee Equity Plan as of June 1, 1998, and the changes for the period January 1, 1998 through June 1, 1998 and the year ended December 31, 1997, in conformity with generally accepted accounting principles.

As discussed in Note 6 to the financial statements, the Plan's net assets were merged into the Cone Mills Corporation Supplemental Retirement Plan ("SRP") on June 1, 1998. Immediately thereafter, the Plan was terminated with the SRP being the survivor.

/s/ McGladrey & Pullen, LLP
McGLADREY & PULLEN, LLP

Greensboro, North Carolina
October 23, 1998

STATEMENT OF FINANCIAL CONDITION
JUNE 1, 1998


                                                            1998

Assets:
  Money market account, Crestar Bank                      $      -
  Investment in Cone Mills Corporation common stock at
     market value (shares 2,222,096)(cost $14,228,069)           -
  Accounts receivable, Cone Mills Corporation               34,873
  Accounts receivable, participants                         80,782
  Accrued income receivable                                    832
                                                           -------
    Total assets                                           116,487
                                                                                      -------

Liabilities:
  Amounts due to Cone Mills Supplemental Retirement Plan   116,487
                                                           -------
    Total liabilities                                      116,487
                                                           -------

Equity:
  Amounts allocated to persons who have withdrawn from
    participation in the earnings and operations of the
    Plan                                                         -
  Other                                                          -
                                                           -------
    Net assets available for benefits                    $       -
                                                           =======

See Notes to Financial Statements.

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
PERIOD JANUARY 1, 1998 THROUGH JUNE 1, 1998 AND YEAR ENDED DECEMBER 31, 1997


                                                                  1998             1997

Additions:
Interest income                                              $    3,084      $    10,285
Cone Mills Corporation contributions                            190,289          528,492
Participants contributions                                      455,142        1,264,013
Gains realized on distributions of Cone
  Mills Corporation common stock to plan
  participants (market value 1998 $47,095;
  1997 $842,820)(cost 1998 $35,684; 1997
  $663,657)                                                      11,411          179,163
Gains realized on sales of Cone Mills
  Corporation common stock (proceeds
  1998 $300,544; 1997 $174,015)
  (cost 1998 $228,250; 1997 $137,145)                            72,294           36,870
Transfers from Cone Mills Corporation
  Employee Equity Plan - Hourly                                       -           29,420
Unrealized appreciation of investments                        4,046,432                -
                                                             ----------       ----------
      Total additions                                         4,778,652        2,048,243
                                                             ----------       ----------

Reductions:
  Benefit payments                                              398,237        1,444,451
  Transfers to Cone Mills Corporation
    Supplemental Retirement Plan                                466,071          598,148
  Transfers to Cone Mills Corporation
    Employee Equity Plan - Hourly                                46,534                -
  Unrealized depreciation of investments                              -          478,515
  Transfer to merge net assets into Cone
    Mills Corporation Supplemental

    Retirement Plan (Note 6)                                 21,632,540                -
                                                             ----------       ----------
      Total reductions                                       22,543,382        2,521,114
                                                             ----------       ----------

    Decrease in plan equity                                 (17,764,730)        (472,871)

Plan equity:
  Beginning                                                  17,764,730       18,237,601
                                                             ----------       ----------
  Ending                                                   $          -     $ 17,764,730
                                                             ==========       ==========


See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1.  Accounting Principles and Practices

The assets of the Plan were valued at market. Market for Cone Mills Corporation common stock was based upon closing quotations on the New York Stock Exchange Composite Tape. The accrual method of accounting was used. Cost for dispositions of stock was determined by the average cost method.

Note 2.  Description of the Plan

The Plan was a defined contribution plan which became effective on May 1, 1989, and was amended and restated on November 16, 1989. In 1990, the Plan was amended effective January 1, 1989, to redefine "compensation" and "salary" as permitted under Section 414(s) of the Internal Revenue Code of 1986 and to conform such definition to company practices. In 1991, the Plan was amended and restated effective January 1, 1991, to continue compliance under applicable provisions of the Internal Revenue Code of 1986 and the Employee Retirement Income Security Act of 1974. In 1992, the Plan was amended effective January 1, 1993, to include hourly employees as members in the Plan and to cause other changes which updated and improved the Plan. In 1993, the Plan was amended effective January 1, 1994, to allow members to contribute up to 15% of compensation on a before-tax (Section 401(k)) basis. A new plan, the "Employee Equity Plan - Hourly" was adopted and all hourly employees transferred their account balances to that plan on January 1, 1994. A general description of the provisions of the Plan follows:

Assets: Assets of the Plan were included with assets of the "Employee Equity Plan-Hourly" in a master trust ("Plans"). Assets were invested primarily in Cone Mills Corporation common stock. A portion of the assets were held in an Other Investments Fund which holds short-term cash or money market investments. The portion held in the Other Investments Fund was used for cash distributions to participants and to enable the Plans to purchase additional Cone Mills Corporation common stock. Members with account balances less than $5,000 were allowed to make a one-time transfer of their account balances to the Cone Mills Corporation Supplemental Retirement Plans. Also, members who had attained 60 years of age as of the last day of the prior plan year, were allowed to transfer in two annual installments their account balances in these Plans to the Cone Mills Corporation Supplemental Retirement Plans. Other members were allowed to transfer their account balances to the Cone Mills Corporation Supplemental Retirement Plans over a four-year period. Otherwise, members of the Plans were not entitled to select the manner in which their individual accounts were invested.

Market risk: The Plan invested primarily in Cone Mills Corporation common stock ("Cone stock"). Cone stock is traded on the New York Stock Exchange, and therefore its value is subject to the effects of fluctuations in overall market performance. The Plan was potentially subject to heightened levels of market risk attributable to its investment concentration.

Eligibility: Salaried employees who had attained age 21 were eligible after completing one year of service.

Member contributions: Members were allowed to contribute from 2% to 15% of compensation on a before-tax (Section 401(k)) basis.

Company contributions: Matching contributions were required each period in an amount equal to 50% of each member's contribution not in excess of 6% of his compensation. Additional matching contributions could have been made at the discretion of Cone Mills Corporation.

Benefits: The accumulated value of a member's individual account was paid after retirement or other separation from service. Distributions from the Plan must have been paid in cash, except that the receiving member was allowed to receive his distribution in the form of qualifying employer securities unless such a distribution was restricted according to the Company's bylaws and articles of incorporation. The valuation of Cone Mills Corporation common stock used for cash distributions was the closing price of such stock as reported on the sixtieth day following the applicable valuation date.

Member accounts: Individual accounts were maintained for each plan participant which recorded the accumulated value of Company contributions allocated to such participant, the participant's contributions and investment earnings thereon.

Vesting:  All members' accounts were 100% vested.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and reductions during the reporting period. Actual results could differ from those estimates.

Note 3.  Unrealized Appreciation of Investments

The unrealized appreciation of investments as of June 1, 1998, (immediately prior to transfer) and December 31, 1997, is as follows:


                              1998           1997
                              -----          ----
                          $ 7,013,042   $ 2,993,172
                            =========     =========

Note 4.  Federal Income Taxes

The Plan was intended to meet the qualification requirements of Sections 401(a) and 401(k) and related provisions of the Internal Revenue Code. As long as the Plan met these requirements, the Plan was not subject to income taxes and members would not recognize taxable income for federal income tax purposes upon receipt to their individual accounts of contributions, dividends, interest or investment gains. Taxation of the amounts credited to a member's individual account was deferred until the member received a distribution. A favorable determination letter had been obtained as of June 1, 1998.

Note 5. Reconciliation of Differences Between These Financial Statements and the Financial Information Required on Form 5500


                                                    June 1,     December 31,
                                                     1998           1997
                                                    -------        -----

Plan equity as presented in these financial
  statements                                    $          -   $ 17,764,730
Adjustment of benefits payable                             -     (2,277,300)
                                                 -----------     ----------
Plan equity as presented in Form 5500           $          -   $ 15,487,430
                                                 ===========     ==========

Net decrease in plan equity as presented in
  these financial statements                    $(17,764,730)  $   (472,871)
Adjustment of benefits paid                        2,277,300       (678,962)
                                                  ----------    -----------
Net decrease in plan equity as presented
  in Form 5500                                  $(15,487,430)  $ (1,151,833)
                                                  ==========     ==========


Note 6.  Plan Merger and Termination

The Plan was merged into the Cone Mills Corporation Supplemental Retirement Plan ("SRP") on June 1, 1998. All of the Plan's net assets were transferred into the SRP at that date. Immediately thereafter, the Plan was terminated with the SRP being the survivor.